UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 26, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X                      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X                No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: October 26, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

October 26, 2004

Item 3.

Press Release

October 26, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah is pleased to announce that it has entered into a marketing alliance with Landscape Forms of Kalamazoo, MI, a leading manufacturer of commercial outdoor furniture and accessories.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 26th day of October 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

IMMEDIATE RELEASE

Tuesday, October 26, 2004

(No.2004-10-23)

CARMANAH ANNOUNCES ALLIANCE WITH LANDSCAPE FORMS (MI, USA)

Solar LED Lighting Technology to Enhance Outdoor Furniture Products

Victoria, British Columbia, Canada - Tuesday, October 26, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has entered into a marketing alliance with Landscape Forms of Kalamazoo, MI (www.landscapeforms.com), a leading manufacturer of commercial outdoor furniture and accessories.  Under the agreement, Carmanah will provide the technology to integrate solar-powered, light-emitting diode (LED) lighting into the design of selected Landscape Forms' products.

Collaborating with Carmanah, Landscape Forms is currently designing a series of security-related products that will encompass solar-powered LED lighting.  These products are scheduled for market introduction in early 2005.

LEDs represent the most fundamental improvement in illumination technology since the invention of the light bulb.  LEDs produce light using a semi-conductor chip in a process that is extremely efficient.  They are also shock/vibration proof and offer a life span over 20 times greater than that of conventional incandescent light bulbs.  Through years of innovation, Carmanah has developed proprietary power management capabilities that enable the Company to offer high performance solar-powered LED lighting that is extremely reliable and robust.

Bill Main, President of Landscape Forms, stated, "We are looking forward to an exciting partnership with Carmanah and will be adding solar LED lighting to site furniture products.  We are already incorporating Carmanah's technology into some of our new designs to offer efficient, cost-effective, long lasting and maintenance-free lighting solutions for commercial applications."

Art Aylesworth, CEO of Carmanah, stated, "Like Carmanah, Landscape Forms is a leading innovator in its industry.  With Landscape Forms' design capabilities and Carmanah's unique solar-powered LED lighting, the outdoor furniture market will have access to products with entirely new form and function.  There is a natural synergy between our two companies that will become readily apparent with the release of our integrated products."

About Landscape Forms

Landscape Forms is a designer, manufacturer and marketer of commercial outdoor furniture and accessories, and has won numerous design awards during its 35 year history. The company's product list includes exterior seating systems, benches, tables and chairs, umbrellas, wheelchair-accessible picnic tables, planters, litter receptacles and ash urns.  Clients include such well-recognized companies as Cisco Systems, Hewlett Packard, Harvard University, Disney, Chrysler, Mayo Clinic, Chicago's Lincoln Park Zoo, Sprint, Gateway, LaGuardia Airport, Microsoft, Nike, Kellogg's Cereal City USA and many others.  Visit Landscape Forms on the web at www.landscapeforms.com.

About Carmanah Technologies Inc.

Carmanah is an award-winning manufacturer of proprietary LED lighting products for marine, aviation, transit, roadway, and industrial worksite markets.  The Company has in excess of 100,000 installations in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com